

July 12, 2010

Richard D. Kinder, Chief Executive Officer
Kinder Morgan Energy Partners, L.P.
Kinder Morgan Management, LLC
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan Energy Partners, L.P.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed April 30, 2010**
> **File No. 1-11234**
>
> **Kinder Morgan Management, LLC**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 1-16459**

Dear Mr. Kinder:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Associate Director